03011819

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47081

MAR 4 2003
503

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CoView Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue - Suite 3104
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Moh (212) 750-0011
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP/Now Known As
Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 21 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Moh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CoView Capital, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Keith Moh
Signature

Chief Financial Officer
Title

Patricia Casey
Notary Public

PATRICIA CASEY
Notary Public - State of New York
NO. 01CA6020629
Qualified in Nassau County
My Commission Expires 3/1/_

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVIEW CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

(with supplementary information)

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
CoView Capital, Inc.
New York, New York

We have audited the accompanying statement of financial condition of CoView Capital, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of CoView Capital, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard A. Eisner & Company, LLP

New York, New York
January 28, 2003

COVIEW CAPITAL, INC.

Statement of Financial Condition
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 428,452
Certificate of deposit	13,103
Investments in nonmarketable securities (cost $46,500)	46,500
Investments in marketable securities (cost $12,112)	6,944
Office furniture and equipment, net of accumulated depreciation of $68,615	21,056
Other assets	40,952
	$ 557,007
LIABILITIES	
Accrued expenses	$ 20,900
Commitment	
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; authorized, 1,000 shares; issued and outstanding, 100 shares	1
Additional paid-in capital	568,499
Accumulated deficit	(32,393)
	536,107
	$ 557,007

COVIEW CAPITAL, INC.

Statement of Operations
Year Ended December 31, 2002

Revenues:	
Consulting fee income	$ 310,165
Interest income	7,515
Other income	402
Unrealized depreciation on investments	(10,919)
Realized loss on investment	(4,307)
	302,856
Expenses:	
Compensation and other benefits	212,767
Occupancy expenses	126,038
Other operating expenses	65,853
Travel and associated expenses	22,053
Professional fees	61,550
Quotation fees	17,940
Registration fees	3,509
	509,710
Net loss before taxes	(206,854)
Tax expense	7,500
Net loss	$ (214,354)

See notes to financial statements

COVIEW CAPITAL, INC.

Statement of Changes in Stockholder's Equity

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings\ (Accumulated Deficit)
Balance - January 1, 2002	$ 925,461	$ 1	$ 568,499	$ 356,961
Distributions to stockholder	(175,000)			(175,000)
Net loss	(214,354)			(214,354)
Balance - December 31, 2002	$ 536,107	$ 1	$ 568,499	$ (32,393)

See notes to financial statements

COVIEW CAPITAL, INC.

Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (214,354)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred taxes	7,500
Unrealized depreciation on investments	10,919
Realized loss on investment	4,307
Depreciation and amortization	11,723
Changes in:	
Other assets	(17,272)
Accrued expenses	(63,000)
Income taxes payable	(26,500)
Net cash used in operating activities	(286,677)
Cash flows from investing activities:	
Acquisition of office furniture and equipment	(6,103)
Acquisition of certificate of deposit	(196)
Net cash provided by investing activities	10,919
Cash flows from financing activities:	
Distributions to stockholder	(175,000)
Net decrease in cash and cash equivalents	(467,976)
Cash and cash equivalents at beginning of year	896,428
Cash and cash equivalents at end of year	$ 428,452
Supplemental disclosure of cash flow information:	
Income taxes paid	$ 32,975

See notes to financial statements

COVIEW CAPITAL, INC.

Notes to Financial Statements
December 31, 2002

NOTE A - THE COMPANY

CoView Capital, Inc. (the "Company") is a member of the National Association of Securities Dealers, Inc. and provides investment banking services primarily in the areas of mergers and acquisitions and private placements.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers money market fund accounts to be cash equivalents for purposes of the statement of cash flows.

[2] Depreciation and amortization:

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, which are principally five years.

[3] Consulting fee income and revenue recognition:

Consulting fee income represents amounts received by the Company in connection with a variety of advisory services: merger and acquisition advice, structuring of sales, private placements, valuation services, fairness opinions, and other related investment banking services. In connection with certain activities, the Company receives retainer fees for services to be provided. Such retainers are treated as revenue upon completion of due diligence and the descriptive memorandum. Revenue from advisory activities is generally recognized when performance is completed.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[5] Valuation of securities:

The Company values its nonmarketable investments at fair value. Fair value is defined as the amount which the Company would expect to realize upon an orderly disposition of the investments. In determining fair value, management may take into consideration cost, valuations of comparable publicly traded companies, market conditions, underlying collateral, financial data and projections of the issuer. There can be no assurance that the fair value of the instruments will be fully realized upon their ultimate disposition. For all such investments held at December 31, 2002, cost is currently considered the best indication of fair value.

Marketable equity securities are recorded at their market value. Unrealized gains and losses on securities are recognized currently in income.

COVIEW CAPITAL, INC.

Notes to Financial Statements
December 31, 2002

NOTE C - INCOME TAXES

The Company is an S corporation for federal and state corporate tax purposes, and, as such, the stockholder is individually liable for federal and state income tax payments. The Company is subject to a New York State surcharge tax and a New York City general corporate tax. At December 31, 2002, the Company has a deferred tax benefit of $7,500 which relates primarily to the net operating loss carryforwards and capital loss carryforwards. The Company's deferred tax asset has been fully reserved by a valuation allowance since realization of its benefit is uncertain. The current year tax expense relates to the reversal of the prior year deferred tax benefit.

NOTE D - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c-3-1, which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2002, the Company had net capital of $418,157, which exceeded the minimum net capital requirement of $5,000 by approximately $413,157. The Company's net capital ratio was .05 to 1.

NOTE E - LEASE COMMITMENT

The Company is obligated under leases for equipment and office space, which expire in November 2005. The lease for office space requires payment for certain expenses and escalations in addition to the minimum annual rentals. The company is obligated for minimum rental payments under operating lease arrangements for office space as follows:

December 31,	
2003	$ 122,220
2004	122,220
2005	112,035
	$ 356,475

Rent expense was approximately $126,000 for the year ended December 31, 2002.

NOTE F - PROFIT SHARING PLAN

The Company maintains a profit sharing plan for eligible employees. The Company, at its discretion, may contribute up to 3% of an employee's salary, up to a maximum of $5,100 per employee. For the year ended December 31, 2002, the Company contributed approximately $8,000.

Supplementary Information

COVIEW CAPITAL, INC.

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Credits	
Stockholder's equity	$ 536,107
Debits	
Nonallowable assets:	
Office furniture and equipment	21,056
Other assets	40,952
Total nonallowable assets	62,008
Net capital before haircuts	474,099
Haircuts on investments	55,942
Net capital	$ 418,157
Net capital requirements:	
Aggregate indebtedness	$ 20,900
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 413,157
Ratio: Aggregate indebtedness to net capital	.05 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 of December 31, 2002):	
Net capital, as reported in Company's Part II (unaudited)	$ 426,296
Difference- Adjustments to haircuts on securities	(8,139)
Net capital per above	$ 418,157

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
CoView Capital, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of CoView Capital, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)11 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications, and comparisons

[2] Recordation of differences required by Rule 17a-13

[3] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

Our opinion regarding the adequacy of the Company's practices and procedures as stated in the preceding paragraph recognizes that it is not practicable in a company the size of CoView Capital, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Richard A. Eisner & Company, LLP

New York, New York
January 28, 2003